Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Reports Third Quarter Results

Announces New $50 Million Stock Repurchase Program

Provides Updated Fourth Quarter and Full Year Guidance

HOUSTON, TX, November 20, 2007 -- Stage Stores, Inc. (NYSE: SSI) today reported net income for the third quarter ended November 3, 2007 of $2.4 million, or $0.06 per diluted share, compared to $2.8 million, or $0.06 per diluted share, for the prior year third quarter ended October 28, 2006. Last year's third quarter results include various non-comparable income and expense items that net to a charge of $(0.06) per diluted share.

As previously reported by the Company, sales for the third quarter were $355.1 million versus sales of $353.4 million last year. Prior year sales results include inventory liquidation sales of $11.5 million generated by the acquired B.C. Moore stores prior to their conversion to Peebles stores. Comparable store sales for the third quarter decreased 1.0% versus an increase of 4.1% in the same period last year.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We achieved sales and earnings that were in line with our expectations, despite the challenges presented by the unseasonably warm weather throughout much of the third quarter. One of the consequences of the persistently warm weather was a reduction in the demand for our higher priced fall and winter goods, which resulted in an unfavorable merchandise sales mix for the quarter. We were, however, able to mitigate the negative impact of our unfavorable sales mix on our gross margins through tight control of our operating expenses.

"Looking forward, we feel good about our merchandise offerings and we believe that our inventories are at appropriate levels as we enter the holiday shopping period. Given the current uncertainties in the economic environment, we will continue to prudently manage our inventory levels and our operating expenses," Mr. Scarborough concluded.

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The Company reported that it opened 21 new stores during the third quarter and entered the new states of Wisconsin and Utah. The Company noted that 17 of the new stores were opened in market areas of less than 50,000 people. These less competitive and under-served markets continue to be the primary focus of the Company's new store growth plans. The Company also relocated 4 stores during the quarter.

With regard to its major merchandise categories, cosmetics, plus sizes and dresses were the Company's best performing businesses during the quarter with comparable store sales increases of 10.8%, 9.0% and 5.2%, respectively. The Company continued its roll-out of Estee Lauder and Clinique counters during the quarter, as it completed the installation of 20 new Estee Lauder and 20 new Clinique counters, ending the period with 116 Estee Lauder and 107 Clinique counters.

Total sales for the nine-month period ended November 3, 2007 rose 1.3% to $1,072.6 million from $1,059.0 million for the prior year nine-month period ended October 28, 2006. Prior year sales results include inventory liquidation sales of $62.1 million generated by the acquired B.C. Moore stores prior to their conversion to Peebles stores. Net income for the nine-month period was $21.4 million, or $0.49 per diluted share, compared to $15.7 million, or $0.36 per diluted share, last year. The Company noted that last year's nine months results included various non-comparable income and expense items that netted to a charge of $(0.11) per diluted share, while this year's nine month results includes a non-comparable income item of $0.04 per diluted share.

NEW $50 MILLION STOCK REPURCHASE PROGRAM

The Company also announced today that its Board of Directors approved a new Stock Repurchase Program, authorizing the repurchase of up to $50 million of the Company's outstanding common stock. The authorization permits the Company to affect the repurchases from time to time in the open market or through privately negotiated transactions including, but not limited to, accelerated share repurchases, as deemed appropriate by the Company.

Commenting on the Company's new Stock Repurchase Program, Mr. Scarborough stated, "We are very pleased with our Board's decision. This new $50 million stock repurchase program underscores our strong belief in the long term prospects of our company, as well as our ongoing commitment to enhancing shareholder value."

Since the specific timing and amount of repurchases will vary based on market conditions and other factors, there can be no assurance as to the amount, timing or prices of these stock repurchases. Additionally, this stock repurchase program may be modified, extended or terminated by the Company's Board of Directors at any time.

FISCAL 2007 - UPDATED FOURTH QUARTER AND FULL YEAR GUIDANCE

4th Quarter 2007:

The Company provided the following updated guidance for the fourth quarter ending February 2, 2008:

	4Q 2007 OUTLOOK			4Q 2006 ACTUAL
Sales ($mm)	$483.0	-	$495.0	$491.2
Net Income ($mm)	$33.8	-	$36.1	$39.6
Diluted EPS	$0.80	-	$0.85	$0.88
Diluted Shares (m)		42,304		44,954

In issuing its fourth quarter guidance, the Company provided the following additional information:

- Comparable store sales assumption – flat (13 weeks vs 13 weeks)
- 4Q 2006 results include several non-comparable income items that total $0.10 per diluted share, including income related to reimbursements received by the Company for its 2005 hurricane related losses, income produced in the fourteenth week of the quarter, and income associated with the reduction of the liability for old gift cards and merchandise credits issued to customers, which the Company believed the likelihood of redemption was remote.
- 4Q 2007 outlook does not reflect any benefits from the Company's new $50 million Stock Repurchase Program.

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FY 2007:
The Company provided the following updated guidance for the 2007 fiscal year ending February 2, 2008 to reflect actual nine month results:

	FY 2007 OUTLOOK		FY 2006 ACTUAL
Sales ($mm)	$1,555.6	- $1,567.6	$1,550.2
Net Income ($mm)	$55.2	- $57.5	$55.3
Diluted EPS	$1.28	- $1.33	$1.25
Diluted Shares (m)	43,182		44,111

In updating its fiscal 2007 full year guidance, the Company provided the following additional information:

- Comparable store sales assumption – flat (52 weeks vs 52 weeks)
- FY 2006 sales include inventory liquidation sales of $62.1 million generated by the acquired B.C. Moore stores prior to their conversion to Peebles stores.
- FY 2007 outlook includes a non-comparable gain of $0.04 per diluted share related to the March 2004 sale of the Peebles private label credit card portfolio.
- FY 2007 outlook does not reflect any benefits from the Company's new $50 million Stock Repurchase Program.

Conference Call Information

The Company will host a conference call today at 8:30 a.m. Eastern Time to discuss its third quarter results. Interested parties can participate in the Company's conference call by dialing 703-639-1418. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, November 30, 2007.

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About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 699 stores located in 35 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward–looking statements include comments regarding the Company's outlook and expectations for the fourth quarter of the 2007 fiscal year and full 2007 fiscal year. Forward looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 3, 2007 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

	Thirteen Weeks Ended			
	November 3, 2007		October 28, 2006	
	Amount	% to Sales	Amount	% to Sales
Net sales	$ 355,147	100.0%	$ 353,348	100.0%
Cost of sales and related buying, occupancy and distribution expenses	260,898	73.5%	253,034	71.6%
Gross profit	94,249	26.5%	100,314	28.4%
Selling, general and administrative expenses	86,651	24.4%	90,477	25.6%
Store opening costs	2,459	0.7%	4,034	1.1%
Interest expense, net of income of $0 and $29, respectively	1,210	0.3%	1,344	0.4%
Income before income tax	3,929	1.1%	4,459	1.3%
Income tax expense	1,483	0.4%	1,661	0.5%
Net income	$ 2,446	0.7%	$ 2,798	0.8%

Basic and diluted earnings per share data:

Basic earnings per share	$ 0.06		$ 0.07	
Basic weighted average shares outstanding	41,400		42,511	
Diluted earnings per share	$ 0.06		$ 0.06	
Diluted weighted average shares outstanding	42,258		44,384	

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

	Thirty-Nine Weeks Ended			
	November 3, 2007		October 28, 2006	
	Amount	% to Sales	Amount	% to Sales
Net sales	$ 1,072,596	100.0%	$ 1,058,993	100.0%
Cost of sales and related buying, occupancy and distribution expenses	774,535	72.2%	763,435	72.1%
Gross profit	298,061	27.8%	295,558	27.9%
Selling, general and administrative expenses	256,889	24.0%	260,312	24.6%
Store opening costs	3,700	0.3%	6,770	0.6%
Interest expense, net of income of $0 and $130, respectively	3,048	0.3%	3,463	0.3%
Income before income tax	34,424	3.2%	25,013	2.4%
Income tax expense	12,995	1.2%	9,317	0.9%
Net income	$ 21,429	2.0%	$ 15,696	1.5%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 0.50		$ 0.38	
Basic weighted average shares outstanding	42,438		40,808	
Diluted earnings per share	$ 0.49		$ 0.36	
Diluted weighted average shares outstanding	43,473		43,809	

Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par values)
(Unaudited)

	November 3, 2007	February 3, 2007
ASSETS		
Cash and cash equivalents	$ 17,889	$ 15,866
Merchandise inventories, net	441,068	332,763
Current deferred taxes	23,135	23,231
Prepaid expenses and other current assets	36,699	42,512
Total current assets	518,791	414,372
Property, equipment and leasehold improvements, net	302,700	278,839
Goodwill	95,374	95,374
Intangible asset	14,910	14,910
Other non-current assets, net	29,730	21,491
Total assets	$ 961,505	$ 824,986
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 155,352	$ 85,477
Income taxes payable	-	-
Current portion of debt obligations	229	86
Accrued expenses and other current liabilities	68,271	75,141
Total current liabilities	223,852	160,704
Debt obligations	107,642	16,528
Other long-term liabilities	91,147	76,346
Total liabilities	422,641	253,578
Commitments and contingencies		
Common stock, par value $0.01, 100,000 and 64,603 shares authorized,		
55,095 and 54,343 shares issued, respectively	551	543
Additional paid-in capital	477,686	462,745
Less treasury stock - at cost, 13,691 and 10,708 shares, respectively	(227,634)	(165,094)
Accumulated other comprehensive loss	(1,908)	(1,908)
Retained earnings	290,169	275,122
Stockholders' equity	538,864	571,408
Total liabilities and stockholders' equity	$ 961,505	$ 824,986

Stage Stores, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Thirty-Nine Weeks Ended	
	November 3, 2007	October 28, 2006
Cash flows from operating activities:		
Net income	$ 21,429	$ 15,696
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	35,901	34,136
Gain on insurance proceeds related to property, equipment and leashold improvements	-	(1,756)
Deferred income taxes	(963)	(9,510)
Stock-based compensation tax benefits	3,853	6,178
Stock-based compensation expense	5,453	3,441
Amortization of debt issue costs	188	335
Excess tax benefits from stock based compensation	(3,794)	(6,009)
Construction allowances from landlords	19,678	6,905
Proceeds from sale of private label credit card portfolio, net	-	4,436
Other changes in operating assets and liabilities:		
Increase in merchandise inventories	(108,305)	(129,683)
(Increase) Decrease in other assets	(371)	8,018
Increase in accounts payable and other liabilities	61,502	45,778
Total adjustments	13,142	(37,731)
Net cash provided by (used in) operating activities	34,571	(22,035)
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(64,093)	(51,410)
Acquisition of B.C. Moore, net of cash acquired	-	(35,622)
Proceeds from insurance proceeds related to property, equipment and leashold improvements	-	1,756
Proceeds from sale of property and equipment	31	269
Net cash used in investing activities	(64,062)	(85,007)
Cash flows from financing activities:		
Proceeds from (payments on):		
Borrowings under revolving credit facility, net	89,510	74,339
Repurchases of common stock	(62,540)	(17,695)
Finance lease obligations	1,850	-
Debt obligations	(103)	(55)
Debt issuance costs	(258)	-
Exercise of stock options, warrants and stock appreciation rights	5,643	36,342
Excess tax benefits from stock based compensation	3,794	6,009
Cash dividends	(6,382)	(3,455)
Net cash provided by financing activities	31,514	95,485
Net increase (decrease) in cash and cash equivalents	2,023	(11,557)
Cash and cash equivalents:		
Beginning of period	15,866	33,683
End of period	$ 17,889	$ 22,126